UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Resolution 8 Technologies, Inc.

Legal status of issuer

    Form
    C-corp

    Jurisdiction of Incorporation/Organization
    Delaware, United States

    Date of organization
    January 9, 2019

Physical address of issuer
8336 Paseo Vista Dr, Las Vegas, NV 89128

Website of issuer
https://www.blissdivorce.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
SAFE

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$4,295,024

Deadline to reach the target offering amount
February 10, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$17,874	$153,159
Cash & Cash Equivalents	$8,580	$146,222
Accounts Receivable	$5,899	-
Short-term Debt	$334,736	$68,739
Long-term Debt	$1,053,280	$921,492
Revenues/Sales	$107,725	$5,898
Cost of Goods Sold	$58,000	$3,200
Taxes Paid	-	-
Net Income (Loss)	$(533,070)	$(598,158)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 16, 2022

Resolution 8 Technologies, Inc.



Up to $4,295,024 of SAFE

Resolution 8 Technologies, Inc., ("Resolution 8 Technologies, Inc.", "Bliss Divorce", the "Company", "we", "us", or "our"), is offering up to $4,295,024 worth of SAFE of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 10, 2023, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 27, 2023 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $4,295,024 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.blissdivorce.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/blissdivorce

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Resolution 8 Technologies, Inc. ("the Company") is a Delaware, United States C-corp, incorporated on January 9, 2019.

The Company is located at 8336 Paseo Vista Dr, Las Vegas, NV 89128.

The Company's website is https://www.blissdivorce.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/blissdivorce and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFE being offered	$25,000
Maximum amount of SAFE	$4,295,024
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	February 10, 2023
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 12 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated base valuation cap of $10,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than December 23, 2022 (at 11:59 PM ET) will be issued SAFEs with a valuation cap of $8,000,000. Investors that have their subscription received after December 23, 2022 (at. 11:59 PM ET) will be issued SAFEs with the base valuation cap of $10,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a valuation cap of $8,000,000, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between these SAFEs.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The legal industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company has not filed a Form D for its Pre-Seed offering from 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued Simple Agreements for Future Equity (SAFE). During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $8M.

The Company has participated in related party transactions. The Company entered into various loan agreements with two of its founders. The loan amounts accrue interest of 2% if entered during 2019 and 5% if entered in or after 2020. The loan balances were $110,000 as of December 31st, 2020, and $215,000 as of December 31st, 2021. The Company subsequently entered into loans totaling $221,000 with these founders in 2022 that accrue 5% interest. The loans all mature between 2022 and 2023. The Company's Chief Technology Officer and 4% shareholder is the 100% owner of Resolution 8 Software, SAS (R8SAS), an Argentinian entity. R8SAS provides engineering and user experience design services to the Company. Expenses paid to this related party entity are summarized below. Since the Company operates its business under common control, the existence of this control could result in operating results or financial position that could vary significantly from those that would have been obtained if the entities were autonomous.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The divorce market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Scott Seidewitz, Dan Hirsch, and Sheila Tan. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The auditing CPA has included a "going concern" note in the audited financials. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The SAFE will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE. Because the SAFE have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFE have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the SAFE reach their maturity date, investors (by a decision of the SAFE holders holding a majority of the principal amount of the outstanding SAFE) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the SAFE into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 15%, or based on a $10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE. The SAFE is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

The Problem

The way people get divorced has barely changed in hundreds of years. Spouses hire opposing attorneys, who have incentives to stoke conflict and drag out the process. There's been little to no innovation, and almost everything is analog.

It's not surprising divorce is expensive, time consuming and painful. An Ohio State University study found that divorce destroys on average 77% of a family's wealth. Research shows that divorce is the 2nd most stressful life event, after the death of a spouse.

The Challenge

Why hasn't there been significant disruption of this $25B market?

The challenge is getting two people, under trying circumstances, to reach an agreement. Working out relational disputes - like what to do with the family home or deciding on child custody schedules - has not been the focus of dispute resolution technology. Until now.

The Solution

BlissDivorce's patent-pending Digital Divorce Mediation™ technology helps couples resolve relational disputes without the involvement of human mediators or attorneys. This gives BlissDivorce the ability to compete directly with attorneys for the lion's share of the divorce market.

Business Plan

Traction

We believe the results from our pilot in California are outstanding. A beta of our technology resolved disputes in 59% of cases, with the remaining requiring just 1-6 hours of mediation. We also succeeded in cutting the time & cost of divorce by >80%. We just launched an updated version of our platform and plan to grow in California, followed by planned expansion into other states.

A Mission

We are on a mission to not only build a large, sustainable business, but also save families from the devastating impact of the current system of divorce.

And that's just the beginning. After divorce we plan to target other legal verticals, bringing the benefits of Relational Dispute Resolution™ to more markets and more people.

Litigation
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;

- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28.750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 7.7% of the proceeds, or $385,000, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Closing Amount Raised	% if Maximum Amount Raised
Mediation & Legal Services, Support, Sales, Marketing, Analytics, Admin	32.5%	32.5%
Marketing Campaign	29%	29%
Product Development	25%	25%
Loan Repayment	10%	10%
Operations	4%	4%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Scott Seidewitz	Founder/CEO	Overall company management and leadership Strategic planning Product development/specifications Development of dispute resolution algorithms and IU specifications
Dan Hirsch	Founder/CTO	Overall technical and product development leadership Recruit and managing engineering and UI/UX team Product planning and development
Sheila Tan	Founder/CMO	Overall marketing and customer acquisition leadership Development and implementation of marketing plans Management of marketing/PR partners and agencies

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	8,419,375	As defined in COI	N/A	N/A	100%	See COI

SAFEs	1,895,970	Only on Conversion	N/A	The Company is issuing SAFEs in this Offering	0%	N/A

The Company has no current, long-term debt agreements or other long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and notes payable.

Ownership
A majority of the Company is owned by Sheila Tan and Scott Seidewitz.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sheila Tan	Preferred Stock	46.32%
Scott Seidewitz	Preferred Stock	30.76%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $148,254.57. in cash on hand as of December 1, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFE are being offered with a valuation cap of $10,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	December 16, 2020	Regulation D	SAFE Note	$1,053,342	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The SAFE sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFE sold in this Offering will convert will be:

- At a discount of 15 % to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;

14

- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE plus accrued unpaid interest, or the amount of stock the SAFE would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a 10,000,000 valuation cap..

The securities into which the SAFE in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

However, investors who invest $50,000 or greater will be considered "Major Investors" under the SAFE. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFE in the Regulation D offering convert under similar terms to the SAFE in this Regulation CF offering.

Dilution
Even once the SAFE converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into various loan agreements with two of its founders. The loan amounts accrue interest of 2% if entered during 2019 and 5% if entered in or after 2020. The loan balances were $110,000 as of December 31st, 2020, and $215,000 as of December 31st, 2021. The Company subsequently entered into loans totaling $221,000 with these founders in 2022 that accrue 5% interest. The loans all mature between 2022 and 2023.

The Company's Chief Technology Officer and 4% shareholder is the 100% owner of Resolution 8 Software, SAS (R8SAS), an Argentinian entity. R8SAS provides engineering and user experience design services to the Company. Expenses paid to this related party entity are summarized below. Since the Company operates its business under common control, the existence of this control could result in operating results or financial position that could vary significantly from those that would have been obtained if the entities were autonomous.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $8M.

See Note 3 – Related Party Transactions disclosure for details of related party loans.

Engineering and Design Expense:

2021: 120,476

2020: 245,174

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)
  4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Scott Seidewitz
_____
(Signature)

Scott Seidewitz
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Scott Seidewitz
_____
(Signature)

Scott Seidewitz
_____
(Name)

CEO
_____
(Title)

December 16, 2022
_____
(Date)

Dan Hirsch
_____
(Signature)

Dan Hirsch
_____
(Name)

CTO
_____
(Title)

December 16, 2022
_____
(Date)

Sheila Tan
_____
(Signature)

Sheila Tan
(Name)

CMO
(Title)

December 16, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Resolution 8 Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Resolution 8 Technologies, Inc.

We have audited the accompanying statement of financial position of Resolution 8 Technologies, Inc. as of December 31, 2020 and 2021 and the related statement of operations, statement of cash flows, and the statement of changes in stockholder equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Resolution 8 Technologies, Inc. as of December 31, 2020 and 2021 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Restatement

The financials herein were restated after initial issuance on August 24th, 2022 to reflect an additional related party arrangement (Note 3) and present expenses associated with those transactions separately on the face of the financials. There was no change in net assets or net income.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 7, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,580	146,222
Accounts Receivable	5,899	-
Prepaid Expenses	1,450	3,200
Total Current Assets	15,929	149,422
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	1,945	3,737
Total Non-Current Assets	1,945	3,737
TOTAL ASSETS	17,874	153,159
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Notes Payable - Related Party	215,000	-
Accounts Payable and Accrued Expenses	71,729	43,240
Contract Liabilities	41,722	21,798
Accrued Interest	6,285	3,701
Total Current Liabilities	334,736	68,739
Long-term Liabilities		
Future Equity Obligations	1,053,280	811,492
Notes Payable - Related Party	-	110,000
Total Long-Term Liabilities	1,053,280	921,492
TOTAL LIABILITIES	1,388,016	990,231
EQUITY		
Common Stock	76	76
Accumulated Deficit	(1,370,218)	(837,147)
Total Equity	(1,370,142)	(837,071)
TOTAL LIABILITIES AND EQUITY	17,874	153,159

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	107,725	5,898
Cost of Revenue	58,000	3,200
Gross Profit	49,725	2,698
Operating Expenses		
Advertising and Marketing	86,334	33,372
General and Administrative	73,888	97,359
Engineering and Design Expense	299,203	221,483
Engineering and Design Expense - Related Party (Note 3)	120,476	245,174
Depreciation	1,792	1,468
Total Operating Expenses	581,693	598,856
Operating Income (loss)	(531,968)	(596,158)
Other Income		
Other	1,481	-
Total Other Income	1,481	-
Other Expense		
Interest Expense	2,583	2,000
Total Other Expense	2,583	2,000
Provision for Income Tax	-	-
Net Income (loss)	(533,070)	(598,158)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(533,070)	(598,158)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,792	1,468
Accounts Payable and Accrued Expenses	28,489	42,891
Accrued Interest	2,584	2,000
Accounts Receivable	(5,899)	-
Prepaid Expenses	1,750	(3,200)
Contract Liabilities	19,924	21,798
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	48,640	64,957
Net Cash provided by (used in) Operating Activities	(484,430)	(533,201)
INVESTING ACTIVITIES		
Equipment		(1,945)
Net Cash provided by (used by) Investing Activities	-	(1,945)
FINANCING ACTIVITIES		
Issuance of SAFE Notes (Note 5)	241,788	636,492
Issuance of Note Payables - Related Party	105,000	10,000
Net Cash provided by (used in) Financing Activities	346,788	646,492
Cash at the beginning of period	146,223	34,877
Net Cash increase (decrease) for period	(137,643)	111,345
Cash at end of period	8,580	146,223
Cash Paid for Interest	-	-
Cash Paid for Income Taxes	-	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2020	8,419,375	76	-	(238,989)	(238,913)
Net Income (Loss)	-	-	-	(598,158)	(598,158)
Ending Balance 12/31/2020	8,419,375	76	-	(837,147)	(837,071)
Net Income (Loss)	-	-	-	(533,070)	(533,070)
Ending Balance 12/31/2021	8,419,375	76	-	(1,370,218)	(1,370,142)

Resolution 8 Technologies, Inc
Notes to the Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Revolution 8 Technologies, Inc. (the "Company") was incorporated in the State of Delaware on January 9th. 2019. The Company develops online dispute resolution technology with the goal of applying this technology to multiple legal vertical markets. The first application is in the divorce market, under brand name Bliss Divorce. Bliss Divorce uses patented Relational Dispute Resolution™ technology to help couples reach a full agreement and move on without the cost, time, and conflict of attorneys.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by providing customers with access to its software platform to fill out personal information in the generation of forms used in connection with divorce proceedings and by providing access to mediation services also connected with divorce proceedings. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users and revenue is recognized upon completion of the online platform and when access to mediation services are provided at which point the Company has fulfilled all obligations. The Company generally receives payments for access to its platform upfront. For the periods presented, the Company offered a refund for mediation hours if at least 6 hours were not reached. Going forward the Company does not provide for any refunds with respect to mediation hours. The Company recorded contract liabilities in the amounts of $41,722 and $21,798 for unfulfilled performance obligations as of December 31st, 2021 and 2020, respectively. The Company expects to recognize all revenue in the following year.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Computers	3	5,377	3,432	-	1,945
Grand Total	**3**	**5,377**	**3,432**	**-**	**1,945**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0. The Company measures compensation expense for its non-employee stock-based compensation under ASC 505(Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	4,893,333	$-
Granted	-	$-
Vested	(1,987,917)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2020	2,905,417	$-
Granted	-	$-
Vested	(1,987,917)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	917,500	$-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	1,210,000	$-
Granted	300,000	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	1,510,000	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	1,510,000	$-
Options exercisable, December 31, 2021	725,313	$-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	1,119,866	$-
Granted	300,000	$-
Vested	(349,658)	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	1,070,208	$-
Granted	-	$-
Vested	(285,521)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	784,688	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The Company had entered into two warrant agreements as of December 31st, 2021.

One warrant was issued on February 25th, 2019. The warrant gave the holder the right to buy $50,000 of the Company's preferred stock after a qualified financing of $2 million or more. The amount of shares eligible for purchase will be determined by the quotient resulting from dividing $5,000,000 by the number of outstanding, fully-diluted number of shares immediately after the Qualified Financing (including all outstanding options, warrants, convertible securities and any other shares reserved for future issuance under stock option or other equity incentive plans of the Company). The warrant expires at the earliest of either 7 years or the closing date of a qualified financing of $2 million or more, or any business transaction resulting in the Company losing 50% of their voting power.

The other warrant was issued on August 11th, 2021. The warrant gave the holder the right to invest up to $250k in a qualified funding round of $100k - $500k at a 20% discount or up to 1.25x the highest discount offered to other investors subject to certain thresholds. The warrant has an expiration date of August 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into various loan agreements with two of its founders. The loan amounts accrue interest of 2% if entered during 2019 and 5% if entered in or after 2020. The loan balances were $110,000 as of December 31st, 2020, and $215,000 as of December 31st, 2021. The Company subsequently entered into loans totaling $221,000 with these founders in 2022 that accrue 5% interest. The loans all mature between 2022 and 2023.

The Company's Chief Technology Officer and 4% shareholder is the 100% owner of Resolution 8 Software, SAS (R8SAS), an Argentinian entity. R8SAS provides engineering and user experience design services to the Company. Expenses paid to this related party entity are summarized below. Since the Company operates its business under common control, the existence of this control could result in operating results or financial position that could vary significantly from those that would have been obtained if the entities were autonomous.

	2021	2020
Engineering and Design Expense	120,476	245,174

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $8M.

See Note 3 – Related Party Transactions disclosure for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$160,000
2023	$276,000
2024	-
2025	-
2026	-
Thereafter	-

The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock, with a par value of $0.00001 per share. As of December 31st, 2021, the Company has 8,419,375 shares issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company can issue compensatory equity interests to members, employees, contractors, and advisors. As of December 31st, 2021, the Company has reserved 816,875 shares of the common stock, which are included in the shares issued and outstanding above for options for future issuance. These 816,875 reserved shares have a vesting schedule of 48 months. These shares began to vest in 2018.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 7, 2022, the date these financial statements were available to be issued.

On May 31st, 2022, a former employee exercised options for 46,875 shares at an exercise price of $0.0001 per share in the Company.

See Note 3 – Related Party Transactions for details of related party loans entered into after to December 31st, 2021.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C
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BlissDivorce

Online platform that helps couples get divorced without the cost, time and conflict of attorneys

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$1,000   **$10,000,000**
Minimum   Valuation cap

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Website: http://www.blissdivorce.com

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Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

› Patent-pending Digital Divorce Mediation™ technology can resolve contentious disputes without attorneys or other human involvement. Beta version of platform resolved disputes in 59% of cases without the need for mediation, and has been used in divorces with up to $2.3M in assets.

› Platform cut divorce cost and time by over 80% with 58 paid pilot users compared to industry average and reduced conflict and emotional trauma, allowing families to move on.

› Invested in user experience and engineering to develop user-friendly, end-to-end online platform that guides users through the process and handles all areas of divorce, including division of assets, child custody, support and dispute resolution.

› Seasoned, mission-led founders with leadership experience at LegalZoom, Intuit, Intel, P&G and multiple startups, that have collectively helped generate hundreds of millions in revenue for new and existing ventures.

› Divorce is a $25B market with high customer dissatisfaction and limited innovation in 200+ years. The industry is fragmented with 77K divorce attorneys and no major players to defend the space.

Fundraise Highlights

› Total Amount Raised: US $100,000

› Total Round Size: US $2,000,000

› Raise Description: Seed

› Minimum Investment: US $1,000 per investor

› Security Type: SAFE Note (SWIFT)

› Offering Type: Side by Side Offering

Tiered Valuation Cap

› Valuation Cap: US $8,000,000 before Dec 24, 2022

› Valuation Cap Schedule: See Full Schedule

BlissDivorce's patent-pending Digital Dispute Mediation™ technology empowers couples to reach a full divorce agreement and move on without the cost, time and conflict of attorneys.

The Problem

The way people get divorced has barely changed in hundreds of years. Spouses hire opposing attorneys, who have incentives to stoke conflict and drag out the process. There's been little to no innovation, and almost everything is analog.

It's not surprising divorce is expensive, time consuming and painful. An Ohio State University study found that divorce destroys on average 77% of a family's wealth. Research shows that divorce is the 2nd most stressful life event, after the death of a spouse.

The Challenge

Why hasn't there been significant disruption of this $25B market?

The challenge is getting two people, under trying circumstances, to reach an agreement. Working out relational disputes - like what to do with the family home or deciding on child custody schedules - has not been the focus of dispute resolution technology. Until now.

The Solution

BlissDivorce's patent-pending Digital Divorce Mediation™ technology helps couples resolve relational disputes without the involvement of human mediators or attorneys. This gives BlissDivorce the ability to compete directly with attorneys for the lion's share of the divorce market.

Traction

We believe the results from our pilot in California are outstanding. A beta of our technology resolved disputes in 59% of cases, with the remaining requiring just 1-6 hours of mediation. We also succeeded in cutting the time & cost of divorce by >80%. We just launched an updated version of our platform and plan to grow in California, followed by planned expansion into other states.

A Mission

We are on a mission to not only build a large, sustainable business, but also save families from the devastating impact of the current system of divorce.

And that's just the beginning. After divorce we plan to target other legal verticals, bringing the benefits of Relational Dispute Resolution™ to more markets and more people.

Pitch Deck



Gallery



BlissDivorce - A Better Alternative to Divorce Attorneys



Media Mentions

  ARTIFICIAL LAWYER

BUSINESS INSIDER   BENZINGA

The Team

Founders and Officers



Scott Seidewitz
CEO

Scott has a graduate degree from MIT and is a former P&G brand manager. For the past 20 years, he has been helping large tech and pharmaceutical companies develop growth strategies based on a deeper understanding of their customers. He has helped generate more than $600M in top line growth for companies like Intel, Intuit, LegalZoom, Merck and Amgen.

Scott co-founded BlissDivorce, with the belief that technology can make legal processes like divorce less costly, time consuming and painful. He has personally led product development, partnering with legal advisors and BlissDivorce's CTO to turn complicated legal processes into a simple user experience. He is also the architect of BlissDivorce's Relational Dispute Resolution technology, applying his knowledge of decision making and choice theory to resolving disputes with technology instead of conflict.



Sheila Tan
CMO

As co-founder and CMO, Sheila is passionate about empowering couples to work out disagreements with positive actions to reach a divorce resolution and move on with their lives.

She holds an MBA from the Anderson School at UCLA, and is the former CMO of LegalZoom and Invisalign. She has a proven track record of building brands, launching new products and driving product innovation.

Sheila's foundation in marketing comes from Procter & Gamble and Intuit, where she led marketing and innovation for brands like Crest and Quickbooks. As CMO of Invisalign, she helped build a major global brand that disrupted the traditional orthodontics category. She also helped lead the accelerated growth of LegalZoom by driving customer acquisition and innovation. In addition to her corporate positions, Sheila has served as an advisor to several successful startups.



Dan Hirsch



CTO

Dan is a seasoned technology executive and agile product development expert. He has 30+ years of experience in industry and academia, including positions at the Imperial College of London, the University of Pisa, Intel and McAfee. He has published 20+ scientific articles and holds three patents.

At Intel and then McAfee, Dan built and managed cross-functional teams of more than 100 people from all over the world. He also helped create three startups and led several new product teams funded by Intel's internal venture capital group. He is currently an advisor and mentor to several startups in Argentina, where he is based.

Dan has played a key role as technical founder of BlissDivorce, assembling a lean, high-performance engineering team in Argentina. He has overseen all aspects of UX development and engineering of BlissDivorce's online platform.

Notable Advisors & Investors

 **Randall Kessler**

 **Leah Wing**

 **Jin Ho Verdonschot**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Raised to date:	US $100,000
	US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Tiered SAFE Note (SWIFT)
Conversion discount:	15.0%
Valuation Cap:	US $8,000,000 no later than Dec 23, 2022

Additional Terms

Investing in a SAFE	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.
Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Offline Investments	The Total Amount Raised may include $100,000 of investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

SWIFT Valuation Cap:	Investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than December 23, 2022 (at 11:59 PM ET) will be issued SAFEs with a valuation cap of $8,000,000. Investors that have their subscription received after December 23, 2022 (at 11:59 PM ET) will be issued SAFEs with the base valuation cap of $10,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a valuation cap of $8,000,000, regardless of the date the subscription was received.
Closing conditions:	While BlissDivorce has set an overall target minimum of US $250,000 for the round, BlissDivorce must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to BlissDivorce's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Update on SeedInvest:	Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds

If Minimum Amount Is Raised



- ● Mediation Services
- ● Marketing Campaign
- ● Product Development
- ● Loan Repayment
- ● Staffing

If Maximum Amount Is Raised



- ● Mediation Services
- ● Marketing Campaign
- ● Product Development
- ● Loan Repayment
- ● Staffing

Investor Perks

$10K+ investment - Personal tour/walkthrough of BlissDivorce platform and dispute resolution technology by CEO Scott Seidewitz

$50K+ investment - Dinner out in Vegas with CEO Scott Seidewitz (transportation to Vegas not included)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier.
Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of BlissDivorce's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $1,200,000
Closed Date	Dec 16, 2020
Security Type	SAFE Note
Valuation Cap	US $8,000,000

Market Landscape



Large, stable market with 1 million divorces annually, $25B in revenue, year in and year out, with no major players and virtually no disruption

Three characteristics define the US divorce market:

1. It's Big - $25B market size per year

2. It's Recurring - 1 million divorces year in and year out, essentially impervious to the business cycle

3. It's Fragmented - Services delivered by 77K local divorce attorneys. One of the few markets with virtually no consolidation or tech disruption. No big players to defend the space. (We believe this industry is ripe for disruption.)

BlissDivorce's Digital Divorce Mediation™ technology allows us to complete directly with attorneys for the lion's share of the market. The Key Competitors are:

- Divorce Attorneys - Currently make up ~65% of cases. They charge on average $25K and take 11-17 months to complete cases, and have incentives to stoke conflict and drag out the process. There is high customer dissatisfaction and pain, especially for families with children.

- Low-end, Form Fill sites - Currently make up ~35% of cases. They charge $125 - $300 to generate the paperwork needed to file a simple divorce with no disputes, but they cannot handle cases with moderate complexity or disagreement.

- BlissDivorce - We are targeting 4.5% market share by year 5. We charge a $3K-$5K fee to handle divorce from beginning to end and are the only online platform with Relational Dispute Resolution™ technology to work out disagreements. We have an easy-to-use platform with separate logins that allow spouses to work independently if they are not getting along.

BlissDivorce's target is to take market share from divorce attorneys (and leave the commoditized, low-end market to the form fill sites). Our prime prospects (SOM) are:

- 30-50 year olds with a household income of $75K-$300K and assets up to $2M

- Divorces with moderate level of complexity and disagreement

- People who prefer to conduct business and get their services online

Risks and Disclosures

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated base valuation cap of $10,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than December 23, 2022 (at 11:59 PM ET) will be issued SAFEs with a valuation cap of $8,000,000. Investors that have their subscription received after December 23, 2022 (at. 11:59 PM ET) will be issued SAFEs with the base valuation cap of $10,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a valuation cap of $8,000,000, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between these SAFEs.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The legal industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the [Medicare and Medicaid programs]. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company has not filed a Form D for its Pre-Seed offering from 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued Simple Agreements for Future Equity (SAFE). During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $8M.

The Company has participated in related party transactions. The Company entered into various loan agreements with two of its founders. The loan amounts accrue interest of 2% if entered during 2019 and 5% if entered in or after 2020. The loan balances were $110,000 as of December 31st, 2020, and $215,000 as of December 31st, 2021. The Company subsequently entered into loans totaling $221,000 with these founders in 2022 that accrue 5% interest. The loans all mature between 2022 and 2023. The Company's Chief Technology Officer and 4% shareholder is the 100% owner of Resolution 8 Software, SAS (R8SAS), an Argentinian entity. R8SAS provides engineering and user experience design services to the Company. Expenses paid to this related party entity are summarized below. Since the Company operates its business under common control, the existence of this control could result in operating results or financial position that could vary significantly from those that would have been obtained if the entities were autonomous.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The divorce market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Scott Seidewitz, Dan Hirsch, and Sheila Tan. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The auditing CPA has included a "going concern" note in the audited financials. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (2 files)	Dec 14, 2022	Folder
> 📁 Fundraising Round (1 file)	Dec 14, 2022	Folder
> 📁 Investor Agreements (1 file)	Dec 14, 2022	Folder
> 📁 Miscellaneous (4 files)	Dec 14, 2022	Folder

Join the Conversation

Be the first to post a comment or question about BlissDivorce.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in BlissDivorce

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by BlissDivorce. Once BlissDivorce accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to BlissDivorce in exchange for your securities. At that point, you will be a proud owner in BlissDivorce.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, BlissDivorce has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now BlissDivorce does not plan to list these securities on a national exchange or another secondary market. At some point BlissDivorce may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when BlissDivorce either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is BlissDivorce's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the BlissDivorce's Form C. The Form C includes important details about BlissDivorce's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



Get divorced without the cost, time and conflict of attorneys.

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Current system of divorce is antiquated, analog and extremely painful

Two attorneys fight it out, just like they did 200 years ago.

 

- Incentives to stoke conflict and drag things out
- Inefficient, analog process with little tech involved

Resulting in a drawn out, **financially and emotionally devastating** process:

- $25,000 – 30,000 avg. cost

- 11-17 month timeframe

- Stressful process with significant cost to families in terms of emotional pain and mental health

- Long-term impact: Divorce destroys 77% of a family's wealth[1]

[1]Ohio State University study of 9,055 families followed over 10 years
https://news.osu.edu/divorce-drops-a-persons-wealth-by-77-percent-study-finds/

Divorce market is big, fragmented and ready for disruption



TAM
1M divorces - $25B / year

SAM
650K divorces - $19.5B / year
Local Divorce Attorneys

SOM
220K divorces
$6.5B / year

Big – $25B in annual sales

Fragmented – 77K local divorce attorneys handle 65% of cases*
- No major player to defend the space

Bliss targeting growth segment
- Divorces increasingly shifting to younger Gen X'ers & Millennials
- Prefer online/virtual services
- Key demographics: Middle/upper income ($75-300K HHI) with up to $2M in assets

*Other 35% - Low-end cases handled by form-fill sites & discount attorney packages

Why hasn't technology disrupted this market?
Dispute resolution is a technological barrier



Majority of divorces involve disagreements

Current dispute technology can't handle these relational disputes
(e.g. home, custody, spousal support)

Existing Online Dispute Resolution Systems
(only for monetary disputes)



BlissDivorce Digital Divorce Mediation™ technology empowers couples to resolve disputes without attorneys

- **Dispute avoidance** built into UX
- **Expert systems** address common disputes as they occur
- **Relational dispute resolution tools** resolve remaining disputes with proprietary value attribution algorithms
- **Machine learning** to optimize tools over time

Patents on 11 tools filed and pending

Jill has joined BlissDivorce
Scott S.
Disagreements
Here are the items you and John need to work out. We'll start with our Resolution Tools on the next screen.
MODULE
QUESTIONS
JEN
JOHN
AGREE
Child Custody & Visitation
Who will have the authority to choose which schools your child/children will attend?
Jen
John
Child Custody & Visitation
Who will be authorized to make decisions about extra-curricular activities such as sports, music lessons, and other enrichment activities?
Jen
Joint
Child Custody & Visitation
Who will have the authority to make decisions in response to your children's evolving educational needs?
Jen
Joint
Child Custody & Visitation
Would you like to set up a 50/50 time sharing schedule (both parents get equal time), or will the children spend more time with one parent?
Weekdays with Jen, every other weekend with John
50/50

Jill has joined BlissDivorce
Scott S.
Resolution Tool 2
Option Rankings
Based on your and John's rankings, we identified one possible compromise:
QUESTIONS
OPTIONS
YOUR RANK
JOHN'S RANK
BOTH WILLING TO CONSIDER?
Regular Parenting Time
60% of time with Jen
40% of time with John
Family home
Continue to own jointly home
Would you like to propose this compromise to Jo
Yes
No
Congratulations, John accepted your offer!
You have resolved 4 of 6 issues!
Please continue to the next Resolution Tool to resolve your final disagreements.
TAKE A BREAK
CONTINUE

Our dispute resolution technology is integrated into a user-friendly end-to-end divorce platform


Welcome to BlissDivorce!
Onboarding
DISCLOSE EVERYTHING
It's the only way to protect yourself
BlissDivorce


Modules
Dashboard
Bank Accounts & Investments
Personal Possessions
Debts and Other Obligations
Child Custody & Visitation
Home
Child & Spousal Support


BlissDivorce Resource Center
Community and Separate Property
The Advantages of Mediation
The Best Divorce Advice: Avoid Trial
Tips & Information
KEEP IN MIND
REMEMBER


Personal Possessions
Bank & Investment Accounts
Modules
Debts & Other Obligations
Living and Visitation Schedule


Import Accounts
BlissDivorce uses Plaid to connect your account
Continue
Select your institution
Wells Fargo
Chase
Bank of America
U.S. Bank
Navy Federal Credit Union

Promising Results in Our Pilot Market

58 paid clients - $176K revenue

- Avg. asset size: $985K
- Largest case: $2.3M in assets


Welcome to BlissDivorce!
Welcome, Scott
Thank you for choosing BlissDivorce Virtual Mediation. We know this can be a tough time, so we'll do everything we can to help you through this experience.
At any time you can go to the Divorce Resource Center for helpful articles about divorce.
Whenever you need help along the way, you can use the chat to contact customer support.
There's some information we need to share before you get started.
GOT IT. CONTINUE.

59% of cases resolved w/ no need for human mediator

- 35% - Full agreement through dispute tech
- 24% - Minor disagreements resolved w/o mediation
- 41% - 1-6 hours of human mediation

80%+ reduction in time

vs. average of 12-15 months with attorneys*

- Cut >10 months

80%+ reduction in cost

vs. average of $25K with attorneys*

- Saved >$20K

*Martindale-Nolo Research 2019 divorce study

Continuous, agile development driving towards our full product vision

Product Roadmap



	Phase 1 MVP/Pilot (Completed)	Phase 2 CA Expansion (Current)	Phase 3 National Expansion (Future)
Platform Modules	3	7	9
Dispute Resolution	Dispute avoidance	Dispute avoidance + Expert systems	Dispute avoidance + Expert systems + Value Attribution Tools
Mediator	Mediator on every case	Mediator when needed ~40% of cases	Mediator when needed ~5-10% of cases
Customer Acquisition	Pilot Market ~ 50 paid cases	Grow in California	State-by-state expansion

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Dispute resolution tech enables BlissDivorce to compete directly with attorneys for the bulk of the market

	BlissDivorce™	Divorce Lawyers	Current Online Divorce Platforms (it's over easy, hello divorce., LEGALZOOM)	Emerging Relational Dispute Resolution Tools (DIVIDEOURSTUFF, spliddit)
Fixed Fee – You know what you'll pay	✓	✗	✓	✓
End-to-end divorce service	✓	✓	✓*	✗
Dispute Resolution	✓ Digital Divorce Mediation™ resolves disputes & mitigates conflict	✓ Attorneys fight it out, stoking conflict & dragging things out	✗	✓ Rudimentary tools to help resolve disagreements
Support services throughout process	✓	✗	✗	✗
Post-divorce services subscription	✓	✗	✗	✗




*As long as you can resolve disputes on your own.

Large LTV From Multiple Revenue Streams

Transaction Fee - **$3,000**

- Charged per couple

Ecosystem of Support Services **~ $750**

- Provided throughout and after divorce process, generating significant affiliate income

Post-divorce Subscription **~ $250**

- Divorce modifications, co-parenting app, secure document storage, online community


Ecosystem of Support Services
Real Estate Sales & Appraisals
Credit Cards
Will & Trust
Name Change
Banking Services
$3,000 Transaction Fee
Business Appraisal
Financial Planning
Digital Document Storage
Credit Score Services
Dating Services
Online Community
Personal Coaching
Online Counseling
Parenting App
Recurring monetization of key support services

Total LTV = $4,000+

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Proven Customer Acquisition Model

Proven, Efficient, Repeatable

Top of Funnel – Build Trusted Brand

- Best practice from other successful brands that displaced human experts: TurboTax, Invisalign, Smile Direct Club, LegalZoom

Mid-Funnel – Lead Nurturing

- Optimized content and reassurance messaging in pilot

Bottom of Funnel

- Live sales person to close



Customer Acquisition Success Model

Top of Funnel
Establish Bliss as authoritative, trusted brand

Classic Brand Marketing — BlissDivorce™

Target behaviors that predict divorce — Marriage Counseling, Fitness Club Membership, Online Dating

PR/Spokesperson — Randy Kessler, Past Chair of Family Law Section of Am. Bar Assn., CNN/CourtTV Contributor

Mid Funnel
Lead Nurturing

Content Marketing

Reassurance Messaging

Close
Live sales person

Sales Specialist

CAC $600 - $700

LTV/CAC ratio of 6-7

Large LTV results in strong revenue at modest share assumptions

- Expand into **25 largest US states**, which account for 82% of divorces
- **$160M revenue** by year 5
- **Significant upside** from expansion into other geographies/legal verticals



Total Revenue
(Transaction + Ecosystem + Subscription)
Low
Medium
High
$238,000,000
(30% share)
$159,800,000
(20% share)
$78,300,000
(10% share)
$82,400,000
$39,700,000
$8,800,000
$1,400,000
Year 1
375 cases
California
Year 2
2,400 Cases
CA & TX
Year 3
11,000 cases
5 states
Year 4
23,000 cases
11 states
Year 5
45,000 Cases
25 states

Possible Exit → Acquisition Acquisition IPO

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Seasoned Team of **Experts**

Leadership Team

Key Advisors



Dan Hirsch
Founder/CTO

- Lean product development expert
- Ph.D. in computer science
- Left 13 year career at McAfee and Intel to join BlissDivorce
- Experience at two startups

Argentina-based engineering and UX team



Scott Seidewitz
Founder/CEO

- MIT MBA, former P&G Brand Manager
- New product & brand strategy expert
- C-level consultant to LegalZoom
- Start-up experience w/ successful exit



Sheila Tan
Founder/CMO

- Senior marketing executive with broad leadership experience
- Former CMO of LegalZoom & Invisalign
- Advisor to multiple startups



Randy Kessler
Prominent Divorce Attorney
CNN/CourtTV Contributor



Scott MacDonnel
Legal tech entrepreneur, former LegalZoom



Leah Wing
Online Dispute Resolution
Thought Leader



Jin Ho Verdonschot
Online Dispute Resolution
Thought Leader

Resources to scale to and growth

Seed Round – Use of Funds


32.5%
Mediation & Legal Svcs, Support, Sales, Marketing, Analytics, Admin
(previously all bootstrap)
25%
Product Development (Argentina)
Use of Funds
29%
Marketing Campaign
4%
Operations
10%
Loan Repayment

BlissDivorce™

- **Large, fragmented $25B market** with high consumer dissatisfaction and pain

- **Patented Digital Divorce Mediation™ technology** overcomes the technological barrier that has prevented major disruption. Allows BlissDivorce to **compete directly with attorneys for the majority of the market**.

- **Breakthrough pilot results** – 59% of cases resolved by technology; remaining 41% required just 1-6 hours of mediation

- Multiple revenue streams and proven customer acquisition model result in **projected revenue of $160M by year 5**

- **Seasoned team** ready to scale the business



BlissDivorce™

Thank you!

Resolution 8 Technologies, Inc.

Appendix

- **Consumer demand**
- **Trust strategies**
- **Financials**

Proven consumer demand for BlissDivorce

Online survey using state of the art concept test methodology

- N = 270 consumers currently or recently going through divorce
- Conducted by leading new product research firm

Breakthrough Results

- 48% Definitely Would use BlissDivorce, 83% Definitely or Probably would
- Highest purchase intent ever seen by testing firm
- Top ranking vs. comparison set of 50+ legal tech and Fintech products[1]

Concept Used in Quantitative Concept Research





Reach a Divorce Agreement Without Attorneys

The best way for two people to reach an agreement is to work it out between themselves. But this can be hard to do in a divorce, so spouses end up hiring attorneys. Now there's a better approach.

Introducing **BlissDivorce.com**. It guides you step-by-step through a personalized divorce process, so you can reach an agreement and **move on with your life without the time, cost and frustration of attorneys.**

- Work together or individually – You get separate logins, so you and your spouse can work together if you want, or can work independently if you're not getting along.
- Personalized, guided process – You only go through the modules necessary for your situation, and get tips and information at every step. It takes less than one third the time of working with attorneys.
- Work out disagreements – The system tracks areas of agreement and disagreement. Then our proven *Resolution Tools* help you resolve disputes without direct interaction between you and your spouse. If one or two issues remain at the end, a live BlissDivorce Virtual Mediator will help you work them out.
- Help available – U.S.-based Customer Support Coaches are available to help with the process. You can also click to "Ask an Attorney" at any time and have an optional attorney review of your final agreement (additional fees apply).
- All paperwork needed for a legal divorce is generated, securely signed and filed with the court electronically.
- 100% guaranteed – If you work out an agreement you like better with an attorney, you'll get a full refund.

Your Personalized, Step-by-Step Divorce Process
Your Modules
W

[1]Comparison set provided by TopBox Associates www.topboxassociates.com

Building Trust for successful adoption

*Human Support **Whenever You Need It***

- *Customer Support Coaches – Available 24/7*
- *"Ask an Attorney" (on demand, fee per 15 min)*
- *Mediator integration to work out final areas of disagreement*
- *Optional attorney review of final agreement*



Trustworthy Spokesperson:
Randy Kessler

- *Accomplished spokesperson w/ access to media*



- *Will be featured in PR & on website*
- *Modeled after Robert Shapiro's role with LegalZoom*

Long-term:
*Establish BlissDivorce brand as the **Authority on Divorce** for Consumers*

- *Content development & marketing*
- *Classic brand marketing*

100% Guarantee

- *100% refund if a lawyer negotiates a settlement you like better*



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Financials – Cash flow positive by year 3

	Year 1	Year 2	Year 3	Year 4	Year 5
Cases (Unit Volume)	375	2,400	11,000	23,000	45,000
Revenue	$1,400,000	$8,900,000	$39,900,000	$82,500,000	$159,500,000
COGS	$240,000	$1,200,000	$4,950,000	$9,400,000	$16,400,000
Gross Profit	$1,160,000	$7,700,000	$34,950,000	$73,100,000	$143,100,000
Gross Margin	83%	87%	88%	89%	90%
US Staffing	$890,000	$2,500,000	$7,400,000	$13,000,000	$23,500,000
Argentina Staffing	$850,000	$1,400,000	$4,350,000	$7,000,000	$12,000,000
Marketing	$860,000	$2,520,000	$8,100,000	$14,500,000	$23,500,000
Operations	$250,000	$1,630,000	$7,650,000	$16,000,000	$30,200,000
Total Expenses	$2,850,000	$8,050,000	$27,500,000	$50,500,000	$89,200,000
EBITDA	($1,690,000)	($350,000)	$7,450,000	$22,600,000	$53,900,000
Profit Margin	-121%	-4%	19%	28%	34%

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

EXHIBIT E

Video Transcript

Invest in BlissDivorce - SeedInvest

I'd like you to think for just a moment about the current process for getting divorced it's about as backwards and Antiquated as you could imagine any process being two sides higher opposing attorneys who fight things out the attorneys have incentives to stoke conflict and drag out the process and everything is analog with little or no use of technology so it's no wonder that divorce is expensive time-consuming and extremely painful in fact in Ohio State University study found that divorce on average destroys 77 percent of a family's wealth no one wins but the attorneys so why hasn't anyone disrupted this 25 billion dollar market I got an insight into this when I was working as a consultant with the c-level team at LegalZoom who recently put legal Tech on the map with a four billion dollar IPO I saw that divorce was the one market that they couldn't figure out and that's because LegalZoom is a legal document station company but the problem in divorce is in documenting an agreement it's getting two people under the most trying of circumstances to reach an agreement now getting two spouses to work out their differences is a tall order dispute resolution technology has simply not been up to the task so couples had no choice but to hire attorneys to try to work out an agreement until now Bliss divorce has developed and patented the first generation of relational dispute resolution technology designed specifically to resolve the kinds of relational disputes that arise in a divorce like what to do with the family home or what should the child custody and visitation schedule look like
This truly game-changing technology makes Bliss divorce the first online platform able to compete directly with attorneys for the Lion's Share of the divorce Market in our pilot Market in California a beta version of our technology succeeded in resolving disputes in 59 percent of cases with the remaining 41 percent requiring just one to six hours of human mediation importantly our platform has handled divorce cases of up to 2.3 million dollars in assets we also succeeded in cutting the time and cost of Divorce by 80 percent
we just launched the latest update of our online platform which guides users step by step through the divorce process we plan to grow in California followed by National Expansion and eventually expansion into other countries and legal

verticals
as important as our technology is the
team we've assembled to bring our vision
to life our team includes Sheila tan the
former Chief marketing officer of
LegalZoom and Invisalign and Dan Hirsch
a PhD in computer science who has Tech
leadership experience at Intel McAfee
and two startups we also have three of
the world's top thought leaders in
online dispute resolution on our
Advisory Board and I also bring 20 years
of experience advising technology
companies on growth and new product
strategies
Bliss divorce is a rare opportunity to
not only shake up a huge Antiquated
Market but also to spare families from
the financial and emotional Devastation
of the current system of divorce what
we're doing is truly a social good I
hope you'll consider joining us in this
exciting and important venture

BlissDivorce - A Better Alternative to Divorce Attorneys

no matter what the circumstances divorce
is never easy and hiring attorneys only
makes things worse they're expensive and
usually increase the conflict and pain
you and your family have to go through
now there's a better way bliss divorce
we help you and your spouse reach a full
divorce agreement and move on without
the cost time and conflict of attorneys
we save you thousands of dollars in
months of pain
and don't worry if you're not getting
along with your spouse our patented
dispute resolution technology and
skilled mediators will help you work out
an agreement without all the conflict of
attorneys here's how bliss divorce works
sign up right on our website we charge a
fixed fee so you know exactly what
you'll pay and have a low down payment
option and we guarantee your
satisfaction or your money back our
online platform guides you step by step
through a personalized divorce process
the platform makes it easy to organize
asset and debt information and can even
help you work out a child custody
agreement there's customer support at
every step so you're never on your own
you and your spouse each gets to propose
how you would like to divide things in
our dispute resolution tools help work
out disagreements if any disputes remain
we'll bring in a highly skilled mediator
to resolve things over soon
one of the best features of bliss
divorce is that you and your spouse each
get your own login so you have the
option of working together but you can

each use bliss divorce individually if
you're not getting along either way we
make sure you reach a full agreement
once you've decided on your divorce
agreement list divorce prepares and
files the paperwork for you we guarantee
paperwork will be accepted by the court
move on without all the cost and
conflict of attorneys save thousands of
dollars in months of time
list divorce is the easier lower
conflict way to resolve disagreements
and move on with your life

Disclose Everything - To Protect Yourself

a true story
a few years ago someone in california
hit it big
she won more than 1 million dollars in
the lottery
she didn't mention this to her husband
and a few days later filed for divorce
the divorce went through and she never
mentioned anything about the lottery she
was a single woman again with lots of
money to spend on herself
but two years later something unexpected
happened her ex-husband saw a letter
about her lottery winnings they went
back to court and the judge ruled that
because she failed to disclose the
winnings during divorce proceedings 100
would go to the ex-husband
yes he got the full 1.3 million dollar
she won in the lottery
she got zero zilch
the lesson
disclose everything
even if your spouse doesn't know about
it
even if it's your separate property
disclose all your assets
if you don't your spouse is probably
going to find out and when he or she
does a judge is likely to award all
undisclosed assets even separate
property to your spouse
disclose everything it's the only way to
protect yourself

Community vs Separate Property

is it community property
is it separate property
as you go through bliss divorce you get
to designate whether assets and debts
are community or separate property
so it's important to understand
let's say you bought a motorcycle during
your marriage and both you and your
spouse agree it should go to you after
the divorce should you designate it as
community or separate property
the answer is community property because

it was bought during the marriage
even though it's a community asset you
can say it goes 100 to you in your
divorce agreement
usually you'll give up something else of
equal value in exchange for getting the
motorcycle
so what is community property
in general assets and debts acquired
during the marriage are presumed to be
community property
that means both you and your spouse have
an equal 50 right to it
it doesn't matter whose name the asset
or debt is in you both own it equally
this surprises a lot of people but it's
the law
those retirement funds you saved during
the marriage with just your name on the
account
they're a community asset
your spouse has a 50 right to them
and that fancy car your spouse bought
yes you have a 50 right to that even if
just his or her name is on the title
so what assets and debts are considered
separate property
first if it was acquired before the date
of marriage it is presumed to be
separate property that means it goes to
you and it is not part of the divorce
settlement
also any gift or inheritance to just you
is your separate property even if you
got it during the marriage
it goes to you and is not part of the
divorce settlement
same for anything your spouse got as an
inheritance or gift
finally anything acquired after the date
of divorce intent is presumed to be
separate property provided you did not
buy it with joint funds
the date of divorce intent is the date
one of you stated to the other your
intent to get divorced and started
acting accordingly
one last thing about separate property
even if an asset or debt is separate
property by law it tell needs to be
disclosed to your spouse
so be sure to enter it into bliss
divorce
is it community property or is it
separate property
if you're ever not sure contact bliss
divorce customer care and we can help
you figure it out